Exhibit (d)(2)
ROLLOVER AND INVESTMENT AGREEMENT
     This ROLLOVER AND INVESTMENT AGREEMENT is made as of June 6, 2006 (the “Agreement”), by and among Ace Holding I, LLC, a Delaware limited liability company (“Parent”), and Jay Shipowitz (“Holder”).
     WHEREAS, Holder is the owner of Common Stock, par value $.01 per share (the “Company Common Stock”), of Ace Cash Express, Inc., a Texas corporation (“the Company”);
     WHEREAS, Parent, Ranger Merger Sub, Inc., a Texas corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”) (capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement);
     WHEREAS, immediately prior to the Effective Time of the Merger, Holder will exchange all or a portion of the shares of Company Common Stock held by Holder (the “Rollover Shares”) for a number of common limited liability company interests of Parent (“Common Interests”) equal to the aggregate Merger Consideration that would be payable to Holder in respect of such Rollover Shares in the Merger, divided by the purchase price to be paid by JLL Fund V for each of the Common Interests to be acquired by it prior to the Effective Time (the “Rollover Common Interests”);
     WHEREAS, immediately following the Effective Time of the Merger, Holder will purchase and acquire from Parent a number of Common Interests (the “Acquired Interests”), in exchange for a cash payment from Holder (the “Acquisition Price”), to be paid by Holder from a portion of the after-tax proceeds of the Merger Consideration received by Holder in the Merger, with the number of Acquired Interests to be determined by dividing the Acquisition Price by the purchase price to be paid by JLL Fund V for each of the Common Interests to be acquired by it prior to the Effective Time;
     WHEREAS, the total capital invested by the Holder in respect of the Rollover Common Interests and the Acquired Interests shall be $3,500,000;
     WHEREAS, at the Effective Time of the Merger, Parent shall issue to Holder Class A Management Incentive Interests of Parent (“Class A Interests”), having the terms set forth on Exhibit A hereto (to be more fully set forth in the Parent LLC Agreement (as hereinafter defined));
     WHEREAS, at the Effective Time of the Merger, Parent shall adopt an equity compensation plan (the “Equity Plan”), which shall provide for the issuance of

Class B Management Incentive Interests of Parent having the terms set forth on Exhibit A hereto (“Class B Interests”) to Holder and certain other members of the Company’s senior management team;
     WHEREAS, at the Effective Time of the Merger, pursuant to the Equity Plan, Parent shall issue to Holder Class B Interests which shall equal 40% of the authorized Class B Interests (the “Holder Class B Interests”);
     WHEREAS, for United States federal income tax purposes, it is intended that the formation and recapitalization of Parent, together with the exchange of Rollover Shares for the Rollover Common Interests described herein, shall qualify as a transfer described in Section 721 of the Internal Revenue Code of 1986, as amended;
     WHEREAS, Holder is a party to that certain Amended and Restated Executive Employment Agreement, dated and effective as of January 23, 2006, between the Company and Holder (the “Executive Employment Agreement”); and
     WHEREAS, in connection with the consummation of the transactions contemplated hereby, Holder and Parent desire to amend and restate the Executive Employment Agreement, subject to consummation of the Merger, effective immediately upon the Effective Time of the Merger; and
     WHEREAS, Holder is a party to that certain Change-in-Control Executive Severance Agreement, dated and effective January 23, 2006, between the Company and Holder (the “Executive Severance Agreement”); and
     WHEREAS, in connection with the consummation of the transactions contemplated hereby, Holder desires to terminate the Executive Severance Agreement, subject to consummation of the Merger, effective immediately prior to the Effective Time of the Merger.
     NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

I.	Exchange and Issuance of Securities.
     1.1 Rollover Share Exchange. Subject to the terms and conditions of this Agreement, immediately prior to the Effective Time of the Merger, Parent shall issue and deliver to Holder the Rollover Common Interests in exchange for delivery by Holder to Parent of the Rollover Shares.
     1.2 Purchase of Acquired Interests. At the Closing, immediately following the Effective Time of the Merger, Holder shall purchase and acquire from Parent, and Parent shall issue, sell and deliver to Holder, the Acquired Interests, in exchange for payment by Holder of an amount in cash to Parent in an aggregate amount equal to the Acquisition Price.

     1.3 Issuance of Class A Interests. At the Closing, immediately following the Effective Time of the Merger, Parent shall issue and deliver to Holder, the Class A Interests, which shall constitute 100% of the issued and outstanding Class A Interests.
     1.4 Issuance of Class B Interests. At the Closing, immediately following the Effective Time of the Merger, Parent shall issue and deliver to Holder the Holder Class B Interests.
     1.5 Parent Limited Liability Company Agreement. At the Closing (as hereinafter defined) Holder shall become a party to, and shall be subject to the terms of, the Amended and Restated Limited Liability Company Agreement of Parent, to be negotiated in good faith and entered into among Parent, JLL Fund V, Holder and any other members of Parent (the “Parent LLC Agreement”), substantially on the terms set forth on Exhibit A hereto.

II.	Amendment of Executive Employment Agreement; Termination of Executive Severance Agreement.
     2.1 At the Closing, subject to, and effective immediately upon the Effective Time of the Merger, the Executive Employment Agreement shall be amended and restated, in the form of Exhibit B hereto (the “Second Amended Employment Agreement”), and the Executive Employment Agreement shall terminate and shall cease to have any further force or effect.
     2.2 At the Closing, subject to, and effective immediately prior to the Effective Time of, the Merger, the Executive Severance Agreement shall terminate and shall cease to have any further force or effect.
     2.3 At the Closing, Holder shall deliver, or cause to be delivered, all such agreements, documents or instruments, and take any further action, that may be necessary or appropriate in order to effect the amendment and restatement of the Executive Employment Agreement and termination of the Executive Severance Agreement.

III.	Closing.
     3.1 Time and Place of the Closing. The closing (the “Closing”) of the transactions contemplated hereby shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 4 Times Square, New York, New York, on the Closing Date of the Merger (the “Closing Date”) and shall be effective immediately prior to the Effective Time of the Merger and contingent upon consummation of the Merger.
     3.2 Deliveries of Parent. At the Closing:
          3.2.1 Parent shall issue to Holder the Rollover Common Interests to be issued to Holder pursuant to Section 1.1.
          3.2.2 Parent shall issue to Holder the Acquired Interests to be issued to Holder pursuant to Section 1.2.

          3.2.3 Parent shall issue to Holder the Class A Interests to be issued to Holder pursuant to Section 1.3.
          3.2.4 Parent shall issue to Holder the Holder Class B Interests to be issued to Holder pursuant to Section 1.4.
          3.2.5 Parent shall execute and deliver a duly executed copy of the Parent LLC Agreement.
          3.2.6 Parent shall cause the Company to execute and deliver a duly executed copy of the Second Amended Employment Agreement.
     3.3 Deliveries of Holder. At the Closing, Holder shall deliver to Parent the following:
          3.3.1 certificates representing the Rollover Shares, duly endorsed for transfer or accompanied by a duly executed stock power or other appropriate instrument of assignment and transfer.
          3.3.2 payment, by wire transfer or other immediately available funds, to Parent in an aggregate amount equal to the Acquisition Price as payment in full in respect of Holder’s purchase of the Acquired Interests pursuant to Section 1.2.
          3.3.3 Holder shall execute and deliver a duly executed copy of the Parent LLC Agreement.
          3.3.4 Holder shall execute and deliver a duly executed copy of the Second Amended Employment Agreement.
          3.3.5 Holder shall execute and deliver, or cause to be executed and delivered, any agreements, documents or instruments as may be necessary or appropriate to effect the amendment and restatement of the Executive Employment Agreement and termination of the Executive Severance Agreement.

IV.	Representations and Warranties of Parent
     4.1 Authority. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has the requisite power and authority to execute, deliver and consummate the transactions contemplated by this Agreement, including the issuance to Holder of the Rollover Common Interests, Acquired Interests, Class A Interests and Class B Interests (collectively, the “Interests”).
     4.2 Authorization; Execution and Delivery; Enforceability. Parent has taken all action necessary to authorize the execution and delivery by Parent of this Agreement and each agreement, instrument or document required to be executed and delivered by Parent to Holder pursuant to this Agreement (collectively, the “Parent Documents”) and the performance of Parent of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, including the issuance of the Interests to Holder. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium, and similar laws affecting creditors’ rights generally and to general principles of equity.
     4.3 Membership Interests. Upon the consummation of the transactions contemplated by this Agreement, the Interests issued to Holder will be duly authorized and validly issued.
     4.4 Absence of Conflict. The execution, delivery and performance of this Agreement by Parent does not violate or conflict with or constitute a default under (i) the Parent LLC Agreement, (ii) any judgment, order or decree or statute, law, ordinance, rule or regulation of any governmental entity applicable to Parent or (iii) any material agreement to which Parent is a party or by which it or its property is bound.

V.	Representations and Warranties of Holder
     5.1 Authority. Holder has the requisite power and authority to execute, deliver and consummate the transactions contemplated by this Agreement.
     5.2 Authorization; Enforceability. Holder has taken all action necessary to authorize the execution and delivery by Holder of this Agreement and each agreement, instrument or document required to be executed and delivered by Holder to Parent pursuant to this Agreement (collectively, the “Holder Documents”) and the performance by Holder of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Holder and constitutes a valid and binding obligation of Holder, enforceable against Holder in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium, and similar laws affecting creditors’ rights generally and to general principles of equity.
     5.3 Ownership of Securities. Holder is the beneficial and record owner, and has good and valid title to, all of Holder’s Rollover Shares, free and clear of all liens, encumbrances, mortgages, pledges, security interests, matrimonial or community interests or tenancy by the entirety claims (“Liens”), upon delivery by Holder of certificates representing the Rollover Shares, free and clear of all Liens.
     5.4 Absence of Conflict. The execution, delivery and performance of this Agreement by Holder does not violate or conflict with or constitute a default under any judgment, order or decree or statute, law, ordinance, rule or regulation of any governmental entity applicable to Holder or any material agreement to which Holder is a party or by which it or his property is bound.

     5.5 Investment Representations and Warranties.
          5.5.1 Holder is acquiring the Interests pursuant to this Agreement for Holder’s own account, for investment and not with a view to the distribution thereof, nor with any present intention of distributing the same.
          5.5.2 Holder understands that the Interests have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and are being issued in a transaction exempt from the registration requirements of the Securities Act and the rules and regulations thereunder, and that the Interests must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from registration. The Interests have not been approved or disapproved by the Securities Exchange Commission, any state securities commission or any other regulatory authority.
          5.5.3 Holder has such knowledge and experience in business and financial matters and with respect to investments in securities of privately held companies generally, and specifically Parent, as to enable Holder to understand and evaluate the risks of such investment and form an investment decision with respect thereto. Holder has relied only on his own tax advisor, and not Parent, JLL Fund V, the Company, or any of their respective advisors, with respect to the federal, state, local, foreign and other tax consequences arising from such Holder’s acquisition, ownership and disposition of the Interests.
          5.5.4 Holder (i) has been advised and understands that no public market now exists for the Interests and that a public market may never exist for the Interests, (ii) has no need for liquidity in its investment in Parent, (iii) is able to bear the economic risk of such investment for an indefinite period and to afford a complete loss thereof and (iv) understands all of the risks associated with the acquisition of the Interests and may sustain a loss of Holder’s entire investment.
          5.5.5 Holder agrees that the Interests will be subject to the terms and conditions of the Parent LLC Agreement.

VI.	Miscellaneous.
     6.1 Entire Agreement. This Agreement, the Merger Agreement, the Parent Documents and the Holder Documents contain the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties hereto with respect to such subject matter.
     6.2 Notices. All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or if sent by nationally-recognized overnight courier, by telecopy, or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

if to Parent:
Ace Holdings I, LLC
c/o JLL Partners, Inc.
450 Lexington Avenue, Suite 3350
New York, New York 10017
Attention: Frank Rodriguez
Telecopy Number: (212) 286-8626
With a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
Attention: Robert B. Pincus, Esq.
Telecopy Number: (302) 651-3001
if to Holder:
Jay B. Shipowitz
3036 Loch Meadow Court
Southlake, Texas 76092
Telecopier Number: 817-748-2111
with a copy to:
Weil, Gotshal & Manges LLP
200 Crescent Court
Suite 300
Dallas, Texas 75201
Attention: Michael A. Saslaw
Telecopier Number: (214) 746-7777
          or to such other address as the party to whom notice is to be given may have furnished to the other parties in writing in accordance herewith.
          Any such notice or communication shall be deemed to have been received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of nationally-recognized overnight courier, on the next business day after the date when sent, (iii) in the case of telecopy transmission, when received, and (iv) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted.
     6.3 Amendments. The terms and provisions of this Agreement may be modified or amended only pursuant to an instrument executed by Parent and Holder; no such modification or amendment shall be applicable to or enforceable against or by any party who has not executed such modification or amendment.

     6.4 Termination. This Agreement may be terminated by Holder or Parent prior to the Effective Time of the Merger in the event that (i) the Merger Agreement shall have been amended, in accordance with the terms thereof, to reduce the amount of the Merger Consideration or (ii) the Merger Agreement shall be terminated in accordance with the terms thereof.
     6.5 Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile), and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.
     6.6 Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     6.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the choice-of-laws or conflicts-of-laws provisions thereof. The parties agree that any action, suit or proceeding at law, in equity or otherwise which in any way arises out of or relates to this Agreement or the transactions contemplated hereby shall be brought solely in the Delaware Court of Chancery, unless the Delaware Court of Chancery lacks jurisdiction, in which case any such claim shall be brought in such state or federal court of competent jurisdiction located in New Castle County, Delaware and all objections to personal jurisdiction and venue in any action, suit or proceeding so commenced are hereby expressly waived by all parties hereto. The parties waive personal service of any and all process on each of them and consent that all such service of process shall be made in the manner, to the party and at the address set forth in Section 4.2 of this Agreement, and service so made shall be complete as stated in such section.
     6.8 Interpretation. Parent and Holder acknowledge that this Agreement has been freely negotiated and entered into by each party hereto and that no court should in any manner construe any ambiguity against the draftsman solely by virtue of its role as draftsman.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Rollover and Investment Agreement as of the date first written above.

PARENT: ACE HOLDINGS I, LLC
By:	/s/ Paul S. Levy
Its: President

HOLDER:
/s/ Jay Shipowitz
Jay Shipowitz

EXHIBIT A
PROJECT RANGER
PARENT LLC
Term Sheet
Description of Interests

Common Interests	Holders:
•	JLL Partners Fund V, L.P. (“JLL”) and CEO

Capital Contributions:
•	JLL and CEO will purchase Common Interests at the same purchase price per Common Interest. CEO will acquire a portion of his Common Interests in exchange for the rollover of shares of Ranger Common Stock (other than restricted stock) owned by CEO immediately prior to the Merger (based on the aggregate merger consideration that would have been payable for such shares), and a portion of his Common Interests will be purchased for cash, such that CEO’s aggregate investment in the Common Interests will initially be $3.5 million.

Voting:
•	Holders of Common Interests will be entitled to vote on all matters that are subject to the approval of the Members.

Preemptive Rights
•	Holders of Common Interests and Class A Interests shall have a preemptive right to purchase Common Interests issued by the Company on a pro rata basis (as defined in “Distributions” below)

Class A Interests	Holders:
•	The Class A Interests will be issued to CEO at Closing.

Capital Contributions:
•	CEO will not be required to make any capital contribution with respect to the Class A Interests.

Voting:
•	Holders of Class A Interests will be entitled to vote, together with the holders of Common Interests pro rata, on all matters that are subject to the approval of the Members.

Call Right:
Class A Interests are subject to a call right at $0.01 per Interest in the event that the employment of CEO is terminated (A) on or prior to the second anniversary of the Effective Time of the Merger, by CEO without “Good Reason” (other than (i) due to CEO’s death or disability or (ii) in connection with a Change of

Control (as defined below) ) or (B) by the Company for “Cause”. “Cause” and “Good Reason” will have the same definition in CEO’s Employment Agreement to be entered into at the closing of the Merger, without reference to a Change of Control in the definition of “Good Reason”.

Class B Interests	Holders:
•	The Class B Interests will be issued to senior management of Ranger, as determined by the Board of Managers, considering the recommendations of CEO, pursuant to an equity incentive plan to be adopted by Parent prior to Closing. CEO will receive 40% of the authorized Class B Interests allocated equally among B-1, B-2, B-3 and B-4 Interests.

Tranches:
•	The Class B Interests will be issued in 4 tranches (B-1, B-2, B-3 and B-4) which will be identical, other than with respect to distributions, as described below.

Capital Contributions:
•	No employee will be required to make any capital contribution with respect to the Class B Interests.

Voting:
•	The Class B Interests will be non-voting.

Forfeiture Provisions:
•	Class B Interests will be subject to forfeiture if a holder’s employment with Ranger is terminated for any reason during the five-year period following the date of grant as follows:

Termination Occurring Prior To:	Percent Forfeited

First Anniversary of Grant	100%

Second Anniversary of Grant	80%

Third Anniversary of Grant	60%

Fourth Anniversary of Grant	40%

Fifth Anniversary of Grant	20%

Notwithstanding the foregoing:
•	In the event of a Change of Control of the Company or Ranger, all forfeiture provisions of Class B Interests will automatically expire. “Change of Control” means the occurrence of any of the following: (a) any person or group, other than JLL, becomes the beneficial owner of more than 50% of the outstanding voting securities of the Company or Ranger, (b) liquidation or dissolution of the Company or Ranger, or adoption of any plan relating thereto, (c) individuals constituting the Board of Managers of the Company or the Board of Directors of Ranger (together with new managers or directors nominated by such Board of Managers or Board of Directors, respectively) cease to constitute a majority of such Board of Managers or Board of Directors or (d) sale of substantially all the assets of the Company or Ranger.

•	In the event of a termination due to death or disability a holder’s Class B Interests will be forfeited as if the date of the termination was the day following the next anniversary of the date of grant immediately following the date of such death or disability.

•	In the event of the termination of CEO by the Company without Cause (as defined in his employment agreement), CEO’s Class B Interests will be forfeited as if the date of the termination was the day following the next anniversary of the date of grant immediately following the date of such termination.

•	Class B Interests are entitled to share in all distributions (as set forth below) prior to the forfeiture provisions lapsing.

•	Any forfeited Class B Interests will be available for reissuance to senior management of Ranger, as determined by the Board of Managers, considering the recommendations of CEO.

Call Right:
•	Class B Interests that are no longer subject to forfeiture will be subject to a call at the option of the Company in the event that the employment of a holder of Class B Interests is terminated for “Cause,” such call right may be exercised for $0.01 per Interest.

Conversion.
•	Class B Interests that are no longer subject to forfeiture will be convertible into Common Interests at the option of the holder in the event that the employment of the holder is terminated other than for “Cause.” In the event that the holder does not exercise his or her right of conversion within 90 days following termination, the Company may purchase such Class B Interest for $0.01 per Interest.

•	Except as provided below, in order to convert a Class B Interest into a Common Interest, the holder must pay the Company an amount per Interest equal to the following:

	Conversion Price as a
	multiple of initial cost
Interest	of Common Interests*	Cash Flow Percentage
B-1	100.0000000%	10%
B-2	266.6666667%	5%
B-3	443.1372549%	6%
B-4	569.7195334%	6%

* Subject to adjustment to the extent of prior distributions.

•	CEO and his 6 direct reports shall be entitled to convert on a “cashless” basis, which will entitle them to receive Common Interests whose value is equal to the difference between (A) the product of (i) the fair market value of all outstanding Interests, (ii) the applicable Cash Flow Percentage for the Class B Interests being converted, and (iii) the amount of Class B Interests being converted as a percentage of the total Class B Interests authorized in the applicable tranche and (B) the product of (i) the aggregate amount of capital contributed in respect of all Common Interests at the closing of the Merger, (ii) the applicable Cash Flow Percentage for the Class B Interests being converted, (iii) the applicable Conversion Price and (iv) the amount of Class B Interests being converted as a percentage of the total Class B Interests authorized in the applicable tranche. For purposes of calculating such cashless conversion, the “fair market value” of Interests shall be determined by the Board in good faith, subject to CEO’s rights to dispute such valuation, which valuation shall then be finally determined by a nationally recognized investment banking firm selected by the Company and reasonably acceptable to CEO. CEO represents that Houlihan Lokey is reasonably acceptable to him.
Distributions

General	Distributions will be paid when, as and if declared by the Board out of funds legally available therefor. Parent will make mandatory tax distributions out of funds legally available therefor, to the extent that taxes are payable by the Members of the Company as a result of Company taxable income.

Distribution Waterfall	•	First, 100% of all distributions (other than tax distributions) will be distributed to the holders of Common Interests pro rata, until the aggregate amounts distributed to the holders of Common Interests is equal to 100% of the aggregate capital invested by such holders.

	•	Second, once the holders of Common Interests have received distributions in the amount of 100% of their capital contributions, 100% of all distributions (other than tax distributions) will be distributed to the holder of Class A Interests until such holder has received an aggregate of $2,000,000.

	•	Third, once the holder of Class A Interests has received an aggregate of $2,000,000, distributions (other than tax distributions) shall be made as follows: 10% to holders of Class B-1 Interests and 90% to holders of Common Interests and Class A Interests pro rata (as described below) until the aggregate amount distributed to holders of Common Interests shall equal 250% of the aggregate capital invested by such holders of Common Interests.

•	Fourth, once the holders of Common Interests have received distributions totaling 250% of the aggregate capital invested by such holders, distributions (other than tax distributions) shall be made as follows: 5% to holders of Class B-2 Interests, 10% to the holders of Class B-1 Interests, and 85% to holders of Common Interests and Class A Interests pro rata, until the aggregate amount distributed to holders of Common Interests shall equal 400% of the aggregate capital invested by such holders of Common Interests.

•	Fifth, once the holders of Common Interests have received distributions totaling 400% of the aggregate capital invested by such holders, distributions (other than tax distributions) shall be made as follows: 6% to holders of Class B-3 Interests, 5% to the holders of Class B-2 Interests and 10% to the holders of Class B-1 Interests and 79% to holders of Common Interests and Class A Interests pro rata, until the aggregate amount distributed to holders of Common Interests shall equal 500% of the aggregate capital invested by such holders of Common Interests.

•	Sixth, once the holders of Common Interests have received distributions totaling 500% of the aggregate capital invested by such holders, distributions (other than tax distributions) shall be made as follows: 6% to holders of Class B-4 Interests, 6% to the holders of Class B-3 Interests, 5% to the holders of Class B-2 Interests, 10% to the holders of Class B-1 Interests and 73% to holders of Common Interests and Class A Interests pro rata.

•	Distributions made to holders of Common Interests and Class A Interests on a “pro rata basis” shall be allocated to holders of Common Interests on the basis of the aggregate capital invested by holders of Common Interests and to the holder of the Class A Interests, assuming that such holder had invested an aggregate of $2,000,000 of capital with respect to the Class A Interests.

All amounts distributed to any tranche of Class B Interests in accordance with the above assumes that all authorized Class B Interests of such tranche are issued and outstanding; if not, the amount of distribution to any such tranche is reduced pro rata by the proportionate amount of the Interests in such tranche not issued and outstanding.
Transfers of Interests

Restrictions on Transfer	None of the Class A Interests or Class B Interests may be transferred other than pursuant to the laws of descent. None of the Common Interests may be transferred without the prior written consent of JLL. In addition, the Interests will be subject to the restrictions on transfer imposed by the Securities Act and state securities laws and may be transferred only upon registration or in reliance on an exemption therefrom.

Tag-Along and Drag-Along Rights	Class A Interests and Class B Interest held by CEO and his 6 direct reports shall have tag-along rights if JLL transfers more than 15% of its Common Interests and all Class A and Class B Interests shall be subject to drag-along rights if JLL transfers more than 50% of its Common Interests, at the same price and terms and in the same percentage as JLL, following conversion, in connection with such tag-along or drag-along rights, into Common Interests on a “cashless” basis based on the Conversion Price listed under Conversion above. For purposes of calculating such cashless conversion, the “fair market value” of Interests shall be based on the value of the consideration offered in the transaction triggering such tag-along or drag-along rights, as determined by the Board in good faith.

Registration Rights	JLL shall be entitled to demand registration rights and holders of Class A Interests and Class B Interests will have the right to participate in the exercise of registration rights by the holders of Common Interests.

Conversion Upon an IPO	At the option of the Company, the Interests may be converted into common stock of Ranger in connection with an IPO of Ranger, at a conversion price equal to the fair market value of the Interests, as determined by the Board of Managers of the Company in good faith and subject to CEO’s right to dispute as set forth above; provided, however, that so long as CEO is employed by the Company, CEO’s Interests shall not be converted without CEO’s prior consent prior to the [sixth] anniversary of the Effective Time of the Merger. JLL and CEO shall negotiate in good faith the conversion of his Interests prior to an IPO prior to the sixth anniversary of the Effective Time of the Merger.